UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2024

Commission File No.: 333-204074

WINS FINANCE HOLDINGS INC.

1F, Building 1B

No. 58 Jianguo Road, Chaoyang District

Beijing 100024, People’s Republic of China

(Address of Principal Executive Offices.)

2 Wall Street

8th Floor

New York, NY 10005

(646) 694-8538

(New York Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Unregistered Sales of Equity Securities.

On March 14, 2024, Wins Finance Holdings Inc. (the “Company”) issued options to purchase an aggregate of 3,600,000 of its ordinary shares to 6 persons, including the following officers and directors of the Company:

Name	Title	Number of shares underlying options

Mu Renhui（穆仁辉）	Chief Executive Officer	1000000
Wu Zhe（吴喆）	Executive Officer	475000
Huang Jianhua（黄建华）	Independent Director	475000
Cheng Yu Chan（成羽蝉）	CFO	475000

The options have an exercise price of $0.02 per share and vest on March 14, 2025. The options expire on March 14, 2034.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 18, 2024

WINS FINANCE HOLDINGS INC.

By:	/s/ Renhui Mu

Name: Renhui Mu

Title: Chief Executive Officer